Fourth Quarter 2022 Results

Merit Medical Investor Call
February 22, 2023

Fred Lampropoulos
Chairman and CEO

Raul Parra
CFO



CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This presentation and any accompanying management commentary include "forward-looking statements," as defined within applicable securities laws and regulations. All statements in this presentation, other than statements of historical fact, are "forward-looking statements", including, without limitation, statements regarding Merit's forecasted plans, net sales, net income (GAAP and non-GAAP), operating income and margin (GAAP and non-GAAP), gross profit and margin (GAAP and non-GAAP), earnings per share (GAAP and non-GAAP), free cash flow, and other financial measures, future growth and profit expectations or forecasted economic conditions, or the implementation of, and results which may be achieved through, Merit's Foundations for Growth Program or other expense reduction initiatives, or the development or commercialization of new products, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to risks and uncertainties such as those described in Merit's Annual Report on Form 10-K for the year ended December 31, 2021 (the "2021 Annual Report") and other filings with the SEC. Such risks and uncertainties include inherent risks and uncertainties relating to Merit's internal models or the projections in this presentation; disruptions in Merit's supply chain, manufacturing or sterilization processes; reduced availability of, and price increases associated with, commodity components and other raw materials; adverse changes in freight, shipping and transportation expenses; negative changes in economic and industry conditions in the United States or other countries, including inflation; risks relating to Merit's potential inability to successfully manage growth through acquisitions generally, including the inability to effectively integrate acquired operations or products or commercialize technology developed internally or acquired through completed, proposed or future transactions; risks associated with Merit's ongoing or prospective manufacturing transfers and facility consolidations; fluctuations in interest or foreign currency exchange rates; risks and uncertainties associated with Merit's information technology systems, including the potential for breaches of security and evolving regulations regarding privacy and data protection; governmental scrutiny and regulation of the medical device industry, including governmental inquiries, investigations and proceedings involving Merit; difficulties, delays and expenditures relating to development, testing and regulatory approval or clearance of Merit's products, including the pursuit of approvals under the E.U. Medical Device Regulation ("MDR"), and risks that such products may not be developed successfully or approved for commercial use; litigation and other judicial proceedings affecting Merit; the potential of fines, penalties or other adverse consequences if Merit's employees or agents violate the U.S. Foreign Corrupt Practices Act or other laws or regulations; litigation and other judicial proceedings affecting Merit; the potential of fines, penalties or other adverse consequences if Merit's employees or agents violate the U.S. Foreign Corrupt Practices Act or other laws or regulations; restrictions on Merit's liquidity or business operations resulting from its debt agreements; infringement of Merit's technology or the assertion that Merit's technology infringes the rights of other parties; product recalls and product liability claims; changes in customer purchasing patterns or the mix of products Merit sells; laws and regulations targeting fraud and abuse in the healthcare industry; potential for significant adverse changes in governing regulations, including reforms to the procedures for approval or clearance of Merit's products by the U.S. Food & Drug Administration or comparable regulatory authorities in other jurisdictions; changes in tax laws and regulations in the United States or other countries; termination of relationships with Merit's suppliers, or failure of such suppliers to perform; concentration of a substantial portion of Merit's revenues among a few products and procedures; development of new products and technology that could render Merit's existing or future products obsolete; market acceptance of new products; volatility in the market price of Merit's common stock; modification or limitation of governmental or private insurance reimbursement policies; changes in healthcare policies or markets related to healthcare reform initiatives; failure to comply with applicable environmental laws; changes in key personnel; work stoppage or transportation risks; failure to introduce products in a timely fashion; price and product competition; fluctuations in and obsolescence of inventory; risks and uncertainties associated with the COVID-19 pandemic and Merit's response thereto; and other factors referenced in the 2021 Annual Report and other materials filed with the SEC.

All subsequent forward-looking statements attributable to Merit or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Actual results will likely differ, and may differ materially, from anticipated results. Financial estimates are subject to change and are not intended to be relied upon as predictions of future operating results. Those estimates and all other forward-looking statements included in this document are made only as of the date of this document, and except as otherwise required by applicable law, Merit assumes no obligation to update or disclose revisions to estimates and all other forward-looking statements.



NON-GAAP FINANCIAL MEASURES

Although Merit's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), Merit's management believes that certain non-GAAP financial measures provide investors with useful information regarding the underlying business trends and performance of Merit's ongoing operations and can be useful for period-over-period comparisons of such operations. Certain financial measures included in this presentation, or which may be referenced in management's discussion of Merit's historical and future operations and financial results, have not been calculated in accordance with GAAP, and, therefore, are referenced as non-GAAP financial measures. Readers should consider non-GAAP measures used in this presentation in addition to, not as a substitute for, financial reporting measures prepared in accordance with GAAP. These non-GAAP financial measures generally exclude some, but not all, items that may affect Merit's net income. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which items are excluded. Additionally, non-GAAP financial measures used in this presentation may not be comparable with similarly titled measures of other companies. Merit urges readers to review the reconciliations of its non-GAAP financial measures to the comparable GAAP financial measures, and not to rely on any single financial measure to evaluate Merit's business or results of operations. Please refer to "Notes to Non-GAAP Financial Measures" at the end of these materials for more information.

TRADEMARKS

Unless noted otherwise, trademarks used in this presentation are the property of Merit Medical Systems, Inc., in the United States and other jurisdictions.



Financial Summary
GAAP

	Q4 2022	Q4 2021	2022	2021
Revenue	$293.4M	$278.5M	$1,151.0M	$1,074.8M
Gross Margin	45.9%	46.3%	45.1%	45.2%
Operating Margin	10.4%	7.9%	7.6%	5.7%
Net Income	$33.4M	$20.6M	$74.5M	$48.5M
Earnings per Share	$0.58	$0.36	$1.29	$0.84



Financial Summary
Non-GAAP*

	Q4 2022	Q4 2021	2022	2021
Revenue (constant currency, organic) †	$301.5M	$278.5M	$1,174.8M	$1,074.8M
Gross Margin	49.5%	50.0%	48.8%	49.3%
Operating Margin	17.8%	17.4%	17.0%	16.0%
Net Income	$46.0M	$40.8M	$155.8M	$136.2M
Earnings per Share	$0.79	$0.71	$2.70	$2.37

* See "Notes to Non-GAAP Financial Measures" below for additional information regarding non-GAAP measures used in this presentation.

† A non-GAAP financial measure, representing constant currency revenue, organic.



Revenue Breakdown – Q4

In thousands, except percentages

Region	Q4 2022	Q4 2021	$ Change	% Change	CC % Change*
U.S.	**$168,322**	**$157,230**	**$11,092**	**7.1%**	**5.0%**
APAC	58,057	57,784	273	0.5%	11.0%
EMEA	56,938	54,258	2,680	4.9%	14.5%
Rest of World	10,098	9,220	878	9.5%	9.2%
Total International	**125,093**	**121,262**	**3,831**	**3.2%**	**12.4%**
Total	**$293,415**	**$278,492**	**$14,923**	**5.4%**	**8.2%**

* A non-GAAP financial measure, representing revenue growth on a constant currency ("CC") basis. See "Notes to Non-GAAP Financial Measures" below for additional information regarding non-GAAP measures used in this presentation.



Revenue Breakdown – Fiscal Year

In thousands, except percentages

Region	2022	2021	$ Change	% Change	CC % Change*
U.S.	**$650,559**	**$608,878**	**$41,681**	**6.8%**	**5.3%**
APAC	240,713	227,402	13,311	5.9%	11.9%
EMEA	217,681	206,327	11,354	5.5%	14.9%
Rest of World	42,028	32,144	9,884	30.7%	30.2%
Total International	**500,422**	**465,873**	**34,549**	**7.4%**	**14.5%**
Total	**$1,150,981**	**$1,074,751**	**$76,230**	**7.1%**	**9.3%**

* A non-GAAP financial measure, representing revenue growth on a constant currency ("CC") basis. See "Notes to Non-GAAP Financial Measures" below for additional information regarding non-GAAP measures used in this presentation.



Financial Metrics

Metric	Q4 2022	Q4 2021	YTD 2022	YTD 2021
Depreciation & Amortization	$20.5M	$20.9M	$81.8M	$84.1M
Stock Comp (performance-based)	1.2M	1.0M	5.5M	5.0M
Stock Comp (not performance-based)	3.2M	3.5M	12.5M	11.1M
Operating Cash Flow	28.0M	45.8M	114.3M	147.2M
Capital Expenditures-Property and Equipment	12.5M	8.3M	45.0M	27.9M

2023 Financial Guidance

Financial Measure	Guidance
Net Sales	$1.194 billion to $1.210 billion
Net Income *(GAAP)*	$100 million to $105 million
Earnings Per Share *(GAAP)*	$1.72 to $1.80
Net Income *(Non-GAAP)**	$163 million to $168 million
Earnings Per Share *(Non-GAAP)**	$2.80 to $2.89

* See "Notes to Non-GAAP Financial Measures" below for additional information regarding non-GAAP measures used in this presentation.

Merit's financial guidance for the year ending December 31, 2023, is subject to risks and uncertainties identified in this presentation and in Merit's filings with the U.S. Securities and Exchange Commission ("SEC"). See "Cautionary Statement Regarding Forward-Looking Statements."



Appendix

Notes to Non-GAAP Financial Measures

For additional details, please see the accompanying press release and forward-looking statement disclosure.

These presentation materials and associated commentary from Merit's management, as well as the press release issued today, use non-GAAP financial measures, including:

- constant currency revenue;
- constant currency revenue, organic;
- non-GAAP gross profit and margin;
- non-GAAP operating income and margin;
- non-GAAP net income;
- non-GAAP earnings per share; and
- free cash flow.

Merit's management team uses these non-GAAP financial measures to evaluate Merit's profitability and efficiency, to compare operating and financial results to prior periods, to evaluate changes in the results of its operating segments, and to measure and allocate financial resources internally. However, Merit's management does not consider such non-GAAP measures in isolation or as an alternative to measures determined in accordance with GAAP.

Readers should consider non-GAAP measures used in this presentation in addition to, not as a substitute for, financial reporting measures prepared in accordance with GAAP. These non-GAAP financial measures generally exclude some, but not all, items that may affect Merit's net income. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which items are excluded. Merit believes it is useful to exclude such items in the calculation of non-GAAP earnings per share, non-GAAP gross profit and margin, non-GAAP operating income and margin, and non-GAAP net income (in each case, as further illustrated in the reconciliation tables below) because such amounts in any specific period may not directly correlate to the underlying performance of Merit's business operations and can vary significantly between periods as a result of factors such as acquisition or other extraordinary transactions, non-cash expenses related to amortization or write-off of previously acquired tangible and intangible assets, severance expenses, expenses resulting from non-ordinary course litigation or administrative proceedings and resulting settlements, corporate transformation expenses, governmental proceedings or changes in tax or industry regulations, gains or losses on disposal of certain assets, and debt issuance costs. Merit may incur similar types of expenses in the future, and the non-GAAP financial information included in this presentation should not be viewed as a statement or indication that these types of expenses will not recur. Additionally, the non-GAAP financial measures used in this presentation may not be comparable with similarly titled measures of other companies. Merit urges investors and potential investors to review the reconciliations of its non-GAAP financial measures to the comparable GAAP financial measures, and not to rely on any single financial measure to evaluate Merit's business or results of operations.

Notes to Non-GAAP Financial Measures (cont.)

Constant Currency Revenue

Merit's constant currency revenue is prepared by converting the current-period reported revenue of subsidiaries whose functional currency is a currency other than the U.S. dollar at the applicable foreign exchange rates in effect during the comparable prior-year period, and adjusting for the effects of hedging transactions on reported revenue, which are recorded in the U.S. The constant currency revenue adjustments of $8.0 million and $23.8 million to reported revenue for the three and twelve-month periods ended December 31, 2022, were calculated using the applicable average foreign exchange rates for the three and twelve-month periods ended December 31, 2021.

Constant Currency Revenue, Organic

Merit's constant currency revenue, organic, is defined, with respect to prior fiscal year periods, as GAAP revenue. With respect to current fiscal year periods, constant currency revenue, organic, is defined as constant currency revenue (as defined above), less revenue from certain acquisitions. For the three and twelve-month periods ended December 31, 2022, there were no revenues from acquisitions excluded in the calculation of Merit's constant currency revenue, organic.

Non-GAAP Gross Profit and Margin

Non-GAAP gross profit is calculated by reducing GAAP cost of sales by amounts recorded for amortization of intangible assets and certain inventory write-offs. Non-GAAP gross margin is calculated by dividing non-GAAP gross profit by reported net sales.

Non-GAAP Operating Income and Margin

Non-GAAP operating income is calculated by adjusting GAAP operating income for certain items which are deemed by Merit's management to be outside of core operations and vary in amount and frequency among periods, such as expenses related to acquisitions or other extraordinary transactions, non-cash expenses related to amortization or write-off of previously acquired tangible and intangible assets, certain severance expenses, performance-based stock compensation expenses, corporate transformation expenses, expenses resulting from non-ordinary course litigation or administrative proceedings and resulting settlements, governmental proceedings or changes in industry regulations, as well as other items referenced in the tables below. Non-GAAP operating margin is calculated by dividing non-GAAP operating income by reported net sales.

Notes to Non-GAAP Financial Measures (cont.)

Non-GAAP Net Income

Non-GAAP net income is calculated by adjusting GAAP net income for the items set forth in the definition of non-GAAP operating income above, as well as for expenses related to debt issuance costs, gains or losses on disposal of certain assets, changes in tax regulations, as well as other items set forth in the tables below.

Non-GAAP EPS

Non-GAAP EPS is defined as non-GAAP net income divided by the diluted shares outstanding for the corresponding period.

Free Cash Flow

Free cash flow is defined as cash flow from operations calculated in accordance with GAAP, less capital expenditures for property and equipment calculated in accordance with GAAP, as set forth in the consolidated statement of cash flows.

Other Non-GAAP Financial Measure Reconciliation

The following tables set forth supplemental financial data and corresponding reconciliations of non-GAAP financial measures to Merit's corresponding financial measures prepared in accordance with GAAP, in each case, for the three and twelve-month periods ended December 31, 2022 and 2021. The non-GAAP income adjustments referenced in the following tables do not reflect non-performance-based stock compensation expense of $3.2 million and $3.5 million for the three-month periods ended December 31, 2022 and 2021, respectively, and $12.5 million and $11.1 million for the twelve-month periods ended December 31, 2022 and 2021, respectively.

Reconciliation of GAAP Net Income to Non-GAAP Net Income
(Unaudited; in thousands except per share amounts)

| | Three Months Ended December 31, 2022 | | | | Three Months Ended December 31, 2021 | | | |
	Pre-Tax	Tax Impact	After-Tax	Per Share Impact	Pre-Tax	Tax Impact	After-Tax	Per Share Impact
GAAP net income	$ 30,155	$ 3,246	$ 33,401	$ 0.58	$ 20,181	$ 432	$ 20,613	$ 0.36
Non-GAAP adjustments:								
Cost of Sales								
Amortization of intangibles	10,615	(2,602)	8,013	0.14	10,570	(2,625)	7,945	0.14
Operating Expenses								
Contingent consideration benefit	(91)	31	(60)	(0.00)	(161)	53	(108)	(0.00)
Impairment charges	547	—	547	0.01	—	—	—	—
Amortization of intangibles	1,551	(382)	1,169	0.02	1,786	(447)	1,339	0.02
Performance-based share-based compensation (b)	1,152	(133)	1,019	0.02	1,036	(110)	926	0.02
Corporate transformation and restructuring (c)	3,325	(814)	2,511	0.04	1,605	(398)	1,207	0.02
Acquisition-related	213	(52)	161	0.00	(2)	—	(2)	(0.00)
Medical Device Regulation expenses (d)	4,482	(1,097)	3,385	0.06	1,513	(375)	1,138	0.02
Other (e)	121	(30)	91	0.00	10,118	(2,508)	7,610	0.13
Other (Income) Expense								
Amortization of long-term debt issuance costs	151	(37)	114	0.00	151	(37)	114	0.00
Loss on disposal of business unit	17	3	20	0.00	—	—	—	—
Tax expense related to restructuring (f)	—	(4,324)	(4,324)	(0.07)	—	—	—	—
Non-GAAP net income	$ 52,238	$ (6,191)	$ 46,047	$ 0.79	$ 46,797	$ (6,015)	$ 40,782	$ 0.71
Diluted shares				57,963				57,624

Note: Certain per share impacts may not sum to totals due to rounding.



Reconciliation of GAAP Net Income to Non-GAAP Net Income
(Unaudited; in thousands except per share amounts)

	Year Ended December 31, 2022				Year Ended December 31, 2021			
	Pre-Tax	Tax Impact	After-Tax	Per Share Impact	Pre-Tax	Tax Impact	After-Tax	Per Share Impact
GAAP net income	$ 82,629	$ (8,113)	$ 74,516	$ 1.29	$ 53,917	$ (5,463)	$ 48,454	$ 0.84
Non-GAAP adjustments:								
Cost of Sales								
Amortization of intangibles	42,154	(10,335)	31,819	0.55	42,453	(10,543)	31,910	0.56
Inventory write-off (a)	—	—	—	—	1,620	(202)	1,418	0.02
Operating Expenses								
Contingent consideration expense	4,611	14	4,625	0.08	3,161	52	3,213	0.06
Impairment charges	2,219	(318)	1,901	0.03	4,283	(481)	3,802	0.07
Amortization of intangibles	6,300	(1,558)	4,742	0.08	7,183	(1,798)	5,385	0.09
Performance-based share-based compensation (b)	5,506	(546)	4,960	0.09	5,035	(604)	4,431	0.08
Corporate transformation and restructuring (c)	23,757	(5,516)	18,241	0.32	18,649	(4,620)	14,029	0.24
Acquisition-related	2,114	(517)	1,597	0.03	8,473	(2,100)	6,373	0.11
Medical Device Regulation expenses (d)	12,933	(3,166)	9,767	0.17	4,036	(1,001)	3,035	0.05
Other (e)	7,966	(1,893)	6,073	0.11	16,652	(2,977)	13,675	0.24
Other (Income) Expense								
Amortization of long-term debt issuance costs	604	(148)	456	0.01	604	(150)	454	0.01
Loss on disposal of business unit	1,407	(29)	1,378	0.02	—	—	—	—
Tax expense related to restructuring (f)	—	(4,324)	(4,324)	(0.07)	—	—	—	—
Non-GAAP net income	$ 192,200	$ (36,449)	$ 155,751	$ 2.70	$ 166,066	$ (29,887)	$ 136,179	$ 2.37
Diluted shares				57,671				57,359

Note: Certain per share impacts may not sum to totals due to rounding.



Reconciliation of GAAP Operating Income to Non-GAAP Operating Income
(Unaudited; in thousands except percentages)

	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021	
	Amounts	% Sales	Amounts	% Sales	Amounts	% Sales	Amounts	% Sales
Net Sales as Reported	$ 293,415		$ 278,492		$ 1,150,981		$ 1,074,751	
GAAP Operating Income	30,417	10.4 %	21,896	7.9 %	87,563	7.6 %	60,916	5.7 %
Cost of Sales								
Amortization of intangibles	10,615	3.6 %	10,570	3.8 %	42,154	3.7 %	42,453	4.0 %
Inventory write-off (a)	—	—	—	—	—	—	1,620	0.2 %
Operating Expenses								
Contingent consideration (benefit) expense	(91)	(0.0) %	(161)	(0.1) %	4,611	0.4 %	3,161	0.3 %
Impairment charges	547	0.2 %	—	—	2,219	0.2 %	4,283	0.4 %
Amortization of intangibles	1,551	0.5 %	1,786	0.6 %	6,300	0.5 %	7,183	0.7 %
Performance-based share-based compensation (b)	1,152	0.4 %	1,036	0.4 %	5,506	0.5 %	5,035	0.5 %
Corporate transformation and restructuring (c)	3,325	1.1 %	1,605	0.6 %	23,757	2.1 %	18,649	1.7 %
Acquisition-related	213	0.1 %	(2)	(0.0) %	2,114	0.2 %	8,473	0.8 %
Medical Device Regulation expenses (d)	4,482	1.5 %	1,513	0.5 %	12,933	1.1 %	4,036	0.4 %
Other (e)	121	0.0 %	10,118	3.6 %	7,966	0.7 %	16,652	1.5 %
Non-GAAP Operating Income	$ 52,332	17.8 %	$ 48,361	17.4 %	$ 195,123	17.0 %	$ 172,461	16.0 %

Note: Certain percentages may not sum to totals due to rounding.

Footnotes to Reconciliations of GAAP Net Income to Non-GAAP Net Income and GAAP Operating Income to Non-GAAP Operating Income

a) Represents the write-off of inventory related to the divestiture or exit of certain businesses or product lines.

b) Represents performance-based share-based compensation expense, including stock-settled and cash-settled awards.

c) Includes consulting expenses related to the Foundations for Growth Program and other transformation costs, including severance related to corporate initiatives.

d) Represents incremental expenses incurred to comply with the E.U. Medical Device Regulation ("MDR").

e) The three-month period ended December 31, 2022 includes costs to comply with Merit's corporate integrity agreement with the U.S. Department of Justice (the "DOJ"). The year ended December 31, 2022 also includes acquired in-process research and development charges of $6.7 million and legal costs associated with a shareholder derivative proceeding. The 2021 periods include accrued class action litigation settlement costs in the fourth quarter of approximately $10 million, net of expected insurance proceeds, accrued contract termination costs of approximately $6 million to renegotiate certain terms of an acquisition agreement, and costs to comply with Merit's corporate integrity agreement with the DOJ.

f) Represents an adjustment to our deferred withholding tax liability on unremitted foreign earnings as a result of the restructuring of certain international subsidiaries in 2022.

Reconciliation of Reported Revenue to Constant Currency Revenue (Non-GAAP), and Constant Currency Revenue, Organic (Non-GAAP)
(Unaudited; in thousands except percentages)

	% Change		Three Months Ended December 31, 2022		2021	% Change		Year Ended December 31, 2022		2021
Reported Revenue	5.4	% $	293,415	$	278,492	7.1	% $	1,150,981	$	1,074,751
Add: Impact of foreign exchange			8,043		—			23,806		—
Constant Currency Revenue (a)	8.2	% $	301,458	$	278,492	9.3	% $	1,174,787	$	1,074,751
Less: Revenue from certain acquisitions			—		—			—		—
Constant Currency Revenue, Organic (a)	8.2	% $	301,458	$	278,492	9.3	% $	1,174,787	$	1,074,751

(a) A non-GAAP financial measure. For a definition of this and other non-GAAP financial measures, see the section of this presentation entitled "Notes to Non-GAAP Financial Measures."

Reconciliation of GAAP Gross Margin to Non-GAAP Gross Margin
(Unaudited; as a percentage of reported revenue)

	Three Months Ended December 31,		Year Ended December 31,	
	2022	2021	2022	2021
Reported Gross Margin	45.9 %	46.3 %	45.1 %	45.2 %
Add back impact of:				
Amortization of intangibles	3.6 %	3.8 %	3.7 %	4.0 %
Inventory write-off (a)	—	— %	— %	0.2 %
Non-GAAP Gross Margin	49.5 %	50.0 %	48.8 %	49.3 %

Note: Certain percentages may not sum to totals due to rounding.

a) Represents the write-off of inventory related to the divestiture or exit of certain businesses or product lines.

